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09059662

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

.NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~36759~~

8-36759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIM SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVENUE, 9TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDMUND TOWERS 212-702-3500
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

MAR 10 2009

Washington, DC
111

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

JD 3/25/09

OATH OR AFFIRMATION

I, EDMUND TOWERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIM SECURITIES, LLC, as of 31-Dec 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ESMATBAHAR MATIN
Notary Public - State of New York
No. 02MA6191121
Qualified in New York County
My Comm. Expires Aug. 24, 2012

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Managing Member of
RIM Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of RIM Securities LLC ("the Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entities ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Weinberg, Mole; Krantz & Goldfarb, LLP

Woodbury, New York
February 6, 2009

RIM SECURITIES LLC

FINANCIAL STATEMENTS

December 31, 2008

Confidential Pursuant to Reg. §240.17a-5(e)(3)

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To The Managing Member of
RIM Securities LLC

We have audited the accompanying statement of financial condition of RIM Securities LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RIM Securities LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 6, 2009

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$	9,280
Receivables from clients, brokers or dealers and others		1,677,265
Securities owned, at market value - note 1		10,116
Other assets		47,133
Total assets	$	1,743,794

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	77,948
Payable to affiliates		237,064
Total liabilities	$	315,012
Commitments and contingencies - note 4		
Member's Equity	$	1,428,782
Total liabilities and member's equity	$	1,743,794

The accompanying notes are an integral part of the financial statements.

RIM SECURITIES LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2008

REVENUES		
Commissions	$	3,398,788
Interest, dividends and net investment income and losses		19,606
Sales fees and other revenues		1,718,116
Total revenues	$	5,136,510
EXPENSES		
Employee compensation and benefits	$	940,040
Service fees - note 6		2,037,796
General and administrative expenses		551,995
Clearing charges		805,282
Total expenses	$	4,335,113
Income before income taxes		801,397
Provision for income taxes - notes 1 and 5		27,400
Net income	$	773,997

The accompanying notes are an integral part of the financial statements.

RIM SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2008

	Member's Equity
Balance at January 1, 2008	$ 654,785
Net income	773,997
Balance at December 31, 2008	$ 1,428,782

The accompanying notes are an integral part of the financial statements.

RIM SECURITIES LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 773,997
Adjustments to reconcile net income to net cash provided by operating activities:	
Investment (gains) and losses, net	16,803
Cash flow from changes in assets and liabilities:	
Increase in receivables from clients, brokers or dealers and others	(626,949)
Decrease in other assets	10,096
Decrease in accounts payable and accrued expenses	(32,681)
Decrease in payable to affiliates	(135,328)
Total adjustments	(768,059)
Net cash provided by operating activities	$ 5,938
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of investment securities, net of sales	$ (40,947)
Net change in cash	$ (35,009)
Cash and cash equivalents at beginning of year	44,289
Cash and cash equivalents at end of year	$ 9,280
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ 12,019

RIM SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

RIM Securities LLC (the "Company") is a registered broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned limited liability company of Acebes, D'Alessandro and Associates LLC ("ADA").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities (both long and short positions) are valued at market value with resulting gains and losses reflected in net income for the year. At December 31, 2008, the investment securities owned totaling $10,116 consisted of two investment securities in varying industries.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if ADA directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, realized gains and losses on the sale of investment securities are recorded on a trade date basis.

Credit and Off-Balance-Sheet Risk

The Company receives its commission income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits. In the normal course of business, the Company sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records this obligation in the financial statements at the market value of the related securities and will incur a loss if the market value of these securities is in excess of this price at the time it is purchased in a subsequent period. At December 31, 2008 the Company has not sold any securities that it does not own. At December 31, 2008, the Company does not hold any financial instruments with off-balance-sheet risk.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,145,883 which was $1,045,883 in excess of its required net capital of $100,000. The Company's net capital ratio was .27 to 1.

NOTE 3 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and, therefore, has claimed exemption from these regulations under rule 15c3-3(k) (2). The Company is in compliance with the exemptive provisions of this rule. As a non-clearing firm, the Company does not hold customer funds or securities.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

An affiliated company executed a 10-year lease for office space expiring May 31, 2008. In 2006, this affiliate extended the lease term until December 31, 2011 and leased additional spaces. The Company occupies a portion of this space and is allocated rent accordingly. Under the terms of the original lease, annual rent calculated on the straight-line basis, including the rent abatement period, approximates $1,400,000. For the period that the lease has been extended, annual rent will increase approximately $38,000. The Company's allocated portion of the annual rent expense amounts to approximately $206,000 per year. Future annual rent to be allocated to the Company through the expiration of the lease agreement is as follows:

Year Ended December 31, 2009	$	206,000
Year Ended December 31, 2010		206,000
Year Ended December 31, 2011		206,000
Total	$	618,000

NOTE 5 - INCOME TAXES

As previously discussed, the Company, as a single member limited liability company is not subject to federal and state income taxes. However, New York City, imposes an unincorporated business tax on partnerships and, accordingly, the Company's taxable income is subject to this New York City tax at the ADA filing level. The Company's provision for income taxes reflects an allocation of the New York City tax due at the ADA level.

NOTE 6 - RELATED PARTIES

The Company receives certain management, general and administrative services from affiliated companies. In addition, the Company is charged a monthly service fee for expenditures made by an affiliated company in the course of attracting and maintaining customers which comprise the Company's primary source of business. These services were transacted in the normal course of business and were recorded as specific expenses in the period provided.

NOTE 7 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six year period. During 2008, the Company's matching contributions amounted to $15,015.

RIM SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2008

NET CAPITAL	
Total member's equity	$ 1,428,782
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	$ 1,428,782
Additions: none	
Deductions:	
Non-allowable assets	$ 281,382
Total deductions	$ 281,382
Net capital before haircuts on securities positions	$ 1,147,400
Haircuts on securities	(1,517)
Net capital	$ 1,145,883
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued expenses and other payables	$ 77,948
Payable to affiliates	237,064
Total aggregate indebtedness	$ 315,012
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$ 21,000
Minimum dollar net capital requirement for reporting broker or dealer (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 1,045,883
Excess net capital at 1000%	$ 1,114,382
Ratio: Aggregate indebtedness to net capital	.27 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II A of Form X-17A-5 as of December 31, 2008)	
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$ 1,145,883
Year end adjustments	-
Net capital per above	$ 1,145,883

The accompanying notes are an integral part of the financial statements.

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Managing Member of
RIM Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of RIM Securities LLC ("the Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entities ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Weinberg, Mole', Krantz & Goldfarb, LLP

Woodbury, New York
February 6, 2009